                                                                    Exhibit 2(4)



                            MEMORANDUM OF AGREEMENT

This Memorandum of Agreement is made this 16 day of May, 1995 by and between Fielden Management Services Pty, Ltd. A.C.N. 005 506 123, a company duly incorporated according to law in Australia ("Fielden"), and Fountain Oil Incorporated, a corporation organised under the laws of the State of Delaware, U.S.A. or its designated affiliate ("Fountain"). In the event of Fountain's designated affiliate becoming party to the Agreement, Fountain Oil Incorporated will guarantee the performance and obligations of such party in relation to this Agreement.

                                   RECITALS

Fielden and Ukrnafta have signed a Joint Protocol dated 6th March, 1995 (the "Protocol"), which approved the Fielden study and the proposed ecologically safe technology for a project (the "Boryslaw Project") to develop the Northern Stynawske, Melnychanske, Stynawske, and Semenyhiwske oil fields in the Boryslaw region of Western Ukraine. The Protocol sets out a timetable for the Boryslaw Project and expresses an intent by Ukrnafta and Fielden to form a joint venture company (the "Joint Venture") to develop and operate the Boryslaw Project as envisaged in the Study prepared for Fielden as described in Attachment I, identified as Gaffney, Cline & Associates E016 October 1994.

Fielden desires to transfer to Fountain, on the terms and conditions and for the considerations set forth herein, all of its rights under the Protocol including all rights to form and participate in the Joint Venture with Ukrnafta.

                                   AGREEMENT

Now, Therefore, Fielden and Fountain agree as follows:

1. Obligation of Fielden. Fielden hereby transfers to Fountain all of its rights with respect to the Boryslaw Project, whether arising under the Protocol or otherwise. Fielden agrees to execute such instruments of transfer and other documents as Fountain may reasonably request in order to effectuate the transfer and enable Fountain to enjoy the benefits of such rights.

     Fielden shall Provide Fountain with such assistance in negotiations and in Fountain's dealings with Ukrnafta or otherwise with respect to the Boryslaw Project as Fountain may reasonable request. Fielden's assistance in this regard shall be paid for by Fountain in accordance with Fielden's standard terms of business as set out in Attachment II. Fielden's efforts with respect to the Boryslaw Project shall be devoted exclusively to the advancement of Fountain's interests.

2. Consideration. As reimbursement of project costs incurred by Fielden to date and in consideration of the transfer and the performance of Fielden's other obligations under

     Section 1. Fountain shall deliver consideration at the times and upon the occurrence of events as hereinafter set forth:

          2.1  Cash Consideration for reimbursement of past project costs.

               A. Upon the signing of the Agreement, Fountain shall pay Fielden or its nominee Two Hundred Fifty Thousand Dollars
                  (USD250,000).
               B. Upon the signing of a Protocol between Fountain and the Lviv
                  Regional Authorities approving the relationship of Fielden and Fountain, Fountain shall pay to Fielden or its nominee Two Hundred Fifty Thousand Dollars (US$250,000).
               C. Upon the signing of the Joint Venture Agreement between
                  Ukrnafta and Fountain to develop and operate the Boryslaw Project, Fountain shall pay to Fielden or its nominee Five Hundred Thousand Dollars (US$500,000).
               D. Upon final payment under C above, all data owned by Fielden in connection with the Boryslaw Project shall belong to Fountain.

          2.2  Stock Consideration

               A. Upon the signing of the joint venture agreement referred to in
                  Section 2.1C, Fountain shall issue and deliver to Fielden or its nominee One Hundred Seventy-Five Thousand (175,000) shares of the Common Stock of Fountain. Fielden irrevocably instructs Fountain to deliver 50,000 of such shares to Mr. N.G. Dobrotwir or his nominee.
               B. Upon the first four wells in the Boryslaw Project
                  satisfactorily meeting or exceeding the flow rates described in Attachment I hereto, Fountain shall issue and deliver to Fielden or its nominee Three Hundred Seventy-Five Thousand (350,000) shares of the Common Stock of Fountain.
               C. The shares of Fountain Common Stock to be issued in accordance with this section will be issued pursuant to one or more exemptions from the registration requirements of the Securities Act of 1933, as amended, ("the Securities Act"). So long as the transactions satisfy the requirements thereof, such shares shall be issued pursuant to Regulation S ("Regulation S") promulgated under the Securities Act or such other exemption that better conforms to the intention of the parties. Fielden and Fountain agree to cooperate in order to satisfy the requirements of Regulation S, or such other exemption, if possible, and to execute such certificates, agreements and other instruments as may be necessary or appropriate to confirm the applicability of Regulation S or to satisfy the requirments of other available exemptions. It is the intention of the parties hereto that such shares to be issued under the applicable exemption that would provide Fielden or its nominee with securities that would be freely tradable in the United States securities markets at the earliest possible date which the parties presently believe would be Regulation 'S'.

          2.3 Performance Consideration. On a quarterly basis utilising cumulative calculations, Fountain shall pay to Fielden or its nominee an amount which, together with all other amounts so paid pursuant to this Section 2.3, equals tow and one-half percent (2 1/2%) of the Net Cash Flow (as hereinafter defined) to Fountain up to Fifty Million Dollars ($50,000,000). For purposes hereof, Net Cash Flow is the amount by which (a) the value of all distributions to Fountain by the Joint Venture net of any applicable taxation exceed (b) the sum of all contributions by Fountain to the Joint Venture and all amounts expended by Fountain in pursuit or furtherance of the Joint Venture including interest paid on loans obtained by the Joint Venture and amounts expended as contemplated in paragraphs 2.1 and 2.2 of this Agreement. For purposes hereof, all property shall be valued at its fair market value at the time of transfer, and no distinction shall be made between debt and equity. For the purpose of calculating the contributions referred to in (b), any allocation of overhead costs by Fountain must be reasonable.

3. Expenses. Following the execution of this Agreement, Fountain shall become responsible for the expense of pursuing the Joint Venture and the fulfilment of the Protocol with effect from 9th May, 1995. Fountain shall reimburse Fielden for such expenses in connection therewith as Fielden incurs with the prior consent of Fountain.

4. Compliance with Law. Fielden represents to and agrees with Fountain that in its dealings regarding the Joint Venture and the Boryslaw Project Fielden, directly or indirectly, will not offer, give, promise to give or authorise the giving of anything of value to any officer or employee of or other person acting in an official capacity for any government or department, agency or instrumentality thereof, any political party or official of a political party, or any candidate for political office for the purpose of influencing any act or decision of any such person, party, government or governmental instrumentality in order to obtain any business relating to the Boryslaw Project.

5. Authority. Following the execution of this Agreement, Fountain may in its unfettered discretion make any decision regarding its involvement in or with the Joint Venture and the Boryslaw Project as it may deem appropriate, provided such decisions shall not alter Fielden's rights and entitlements as set out in this Agreement.

6. Disputes. All disputes arising in connection with this Agreement shall be settled in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with said Rules. Arbitration shall be held in Copenhagen, Denmark. The language used in this arbitration proceedings shall be English.

7. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns.

8. Confidentiality. Except as may be required by applicable law or as they may otherwise mutuall agree, Fountain and Fielden shall keep confidential the terms of this Agreement and all other matters relating to negotiation and existence of this Agreement, provided that each party may disclose relevant information to its accountants, lawyers and other professional advisors so long as each such professional agrees to maintain such information in confidence. To the extent any disclosure becomes legally required, the party required to disclose shall promptly notify the other party prior to disclosure and shall negotiate in good faith to reach agreement with the notified party on the form and substance of any such disclosure.

     In Witness Whereof, the Undersigned have executed this Memorandum of Agreement this ___ day of May, 1995.

                                    FIELDEN MANAGEMENT SERVICES PTY. LTD.

     /s/Gary Plisga                 By /s/N.G. Dobrotwir
     ------------------------          --------------------------
     Gary Plisga

                                    FOUNTAIN OIL INCORPORATED

     /s/Leon Dobrotwir              /s/Nils N. Trulsvik
                                    -----------------------------

       [LETTERHEAD OF FIELDEN MANAGEMENT SERVICES PTY LTD. APPEARS HERE]



                  TRANSFER OF RIGHTS AND AGREEMENT RELATED TO
                         OIL & GAS BUSINESS IN UKRAINE

Fielden Management Sevices Pty Ltd transfers all its rights and agreements, including agreement per 16 May with Fountain Oil Incorporated, to Fielden Petroleum Developments Inc., concerning the developmental rights in Ukraine.

By copy of this letter, Fountain Oil Incorporated is requested to acknowledge and approve this transfer.



FIELDEN MANAGEMENT SERVICES PTY LTD

/s/N.G. Dobrotwir                             16 May 1995
------------------------------------          -----------
N.G. Dobrotwir, President



Approved and Accepted by
FOUNTAIN OIL INCORPORATED

/s/Oistein Nyberg                             16 May 1995
------------------------------------          -----------
Oistein Nyberg, Chief Executive Officer


/s/Arnfin Haavik

                          MEMORANDUM OF CLARIFICATION
                                      TO
                            MEMORNDUM OF AGREEMENT
                                    BETWEEN
                     FIELDEN MANAGEMENT SERVICES PTY, LTD
                                      AND
                           FOUNTAIN OIL INCORPORATED

Reference is made to a Memorandum of Agreement ("Agreement") dated May 16, 1995 between Fielden Management Services Pty, Ltd ("Fielden") and Fountain Oil Incorporated ("Fountain").


For the purpose of clarifying the reference to "flow rates" for the first four new wells described in Section 2.2 (Stock Consideration) of the Agreement, it is mutually agreed by Fielden and Fountain that the referenced flow rates shall be 75m3/day (450 BOPD) of incremental production, as specified on Table 10, pages 80-81 of the October, 1994 study entitled "Strategic Assessment of the Scope to Redevelop the Boryslaw Oilfields", prepared by Gaffney, Cline & Associates, and which pages are attached hereto and made a part hereof.


Fountain Oil Incorporated                Fielden Management Services Pty, Ltd


By: /s/Nils N. Trulsvik                 By /s/N.G. Dobrotwir
    ---------------------------            -------------------------
Title: President & CEO                  Title: President
Date:  December 23, 1997                Date:  30/12/97

                                                     GAFFNEY, CLINE & ASSOCIATES


Production Profiles

For the purpose of predicting future performance, the results of the decline curve analysis have been used as a base production profile. Incremental production has been estimated for the various stages of the development outlined previously. It is recognised that not all workovers will be successful. Table 10 outlines the number of jobs, success rates and the estimated time to complete used for this study and also an assessment of the initial incremental production rates and subsequent decline rates for each operation. The values represent assumed averages for successful work and are based on current knowledge of the 'C' reservoir performance characteristics and experience.

The costs used in this study, for workovers and hydraulic fracturing, are summarized in Table 11, These assume that work will be conducted utilizing western technology and equipment. The estimated costs were U.S.$300 K for a full workover and U.S.$350 K for a hydraulic fracture.

For the initial data gathering, i.e., Stage 2, it has been assumed that Ukrainian sourced equipment will be utilized. A cost estimate of U.S.$2,500 per well was established in discussion with FMS for both shut-in and producing wells.

Estimated turnkey drilling rates are shown in Table 12. These rates are only for drilling the well and include no allowance for completion, logging or testing. On the basis of these rates and comparison with drilling costs in similar geological environments, a cost per well of U.S.$ 3 million has been used for both injectors and producers. This compares to an estimated cost of approximately U.S.$285K (see Appendix IV) for a 4,000 m well with Ukrainian rigs. Although significantly cheaper, these wells would take an estimated 15 to 26 months to drill. Compared with this, the benefit of using western equipment would be the more rapid drilling and better well performance. It is not known at present whether any Ukrainian rigs would have the capability to drill deviated or high angle wells.

An outline timing for the various stages in the redevelopment is contained in Figure 29. The capital risk is minimised by limiting the overlap periods of each stage to a minimum.

                                                     GAFFNEY, CLINE & ASSOCIATES


                                                   Table:  10
                                                   Checked:  /s/initials
                                                   Approved:  /s/initials
                                                   Date:  October, 1994


                      SUMMARY OF OPERATIONAL ASSUMPTIONS

                                                     Hydraulic
Operation              De-bottlenecking   Workover   Fracturing   New Wells
---------------------------------------------------------------------------
Attempted                                 18         8            14

Successful                                12         6            10

Time to complete
(months per job)                          1          'days'       6

Initial Incremental
Production m3/d
(bopd)                 16 (100)           24 (150)   48 (300)     76 (450)

Decline Rate % p.a.
1st Year                                  30         25           25

Thereafer % p.a.                          15         15           15